Filed by Lennar Corporation

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Lennar Corporation

Commission File No.: 1-11749

Lennar Announces Final Results of Exchange Offer

MIAMI, Nov. 26, 2025 /PRNewswire/—Lennar Corporation (NYSE: LEN and LEN.B) (“Lennar”) announced today the final results of its previously announced offer to exchange up to 33,298,764 shares of Millrose Properties, Inc. (NYSE: MRP) (“Millrose”) Class A stock it owns (approximately 20% of the total outstanding Millrose stock) for outstanding shares of Lennar Class A common stock (the “Exchange Offer”). The Exchange Offer expired at 12:00 midnight, New York City time, on November 21, 2025 (the “Expiration Date”).

Pursuant to the terms of the Exchange Offer, Lennar has accepted 8,049,594 shares of Lennar Class A common stock in exchange for 33,298,754 shares of Millrose Class A common stock.

Because the Exchange Offer was oversubscribed, Lennar accepted only a portion of the shares of Lennar Class A common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders who owned fewer than 100 shares of Lennar Class A common stock, or an “odd-lot,” who have validly tendered all of their shares, were not subject to proration, in accordance with the terms of the Exchange Offer. All shares validly tendered by eligible “odd-lot” shareholders were accepted. The final proration factor of 8.604228% was applied to all other validly tendered and not validly withdrawn shares of Lennar Class A common stock to determine the number of such shares that were accepted and exchanged for Millrose Class A common stock.

Based on the final count by the exchange agent, Computershare Trust Company, N.A. (the “Exchange Agent”), the final results of the Exchange Offer are as follows:

•	Total number of shares of Lennar Class A common stock validly tendered and not validly withdrawn: 85,296,924

•	Shares tendered that were subject to proration: 84,518,299

•	Proration factor: 8.604228%

•	“Odd-lot” shares tendered that were not subject to proration: 778,625

•	Total number of shares of Lennar Class A common stock accepted: 8,049,594

Shares of Lennar Class A common stock tendered but not accepted for exchange will be promptly returned to the tendering stockholders. In addition, the Exchange Agent will promptly credit shares of Millrose Class A common in book-entry form to accounts maintained by the Millrose transfer agent for tendering stockholders whose shares of Lennar Class A common stock were accepted in the Exchange Offer. Checks in lieu of fractional shares of Millrose Class A common stock will be delivered after the Exchange Agent has aggregated all fractional shares and sold them in the open market.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as dealer managers for the Exchange Offer. Vestra Advisors, LLC acted as exclusive financial advisor to Millrose.

About Lennar

Lennar Corporation, founded in 1954, is one of the nation’s leading builders of quality homes for all generations. Lennar builds affordable, move-up and active adult homes primarily under the Lennar brand name. Lennar’s Financial Services segment provides mortgage financing, title and closing services primarily for buyers of Lennar’s homes and, through LMF Commercial, originates mortgage loans secured primarily by commercial real estate properties throughout the United States. Lennar’s Multifamily segment is a nationwide developer of high-quality multifamily rental properties. LENX drives Lennar’s technology, innovation and strategic investments.

Forward-Looking Statements

This communication contains certain statements about Lennar and Millrose that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Lennar’s and Millrose’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lennar and Millrose of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Lennar’s and Millrose’s anticipated financial results, and other statements that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lennar’s and Millrose’s respective periodic reports filed from time to time with the SEC, the Registration Statement relating to the Exchange Offer and the Prospectus forming a part of it, the Schedule TO and other Exchange Offer documents filed by Lennar or Millrose, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lennar nor Millrose undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. Millrose has filed with the SEC a Registration Statement on Form S-4 that includes the Prospectus. The Exchange Offer was made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar has distributed the Prospectus to holders of Lennar Class A common stock. Lennar has filed with the SEC a Schedule TO, as amended from time to time, which contains important information about the Exchange Offer.

Holders of Lennar Class A common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Lennar Class A common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.envisionreports.com/lennarexchange.

Lennar has retained Georgeson LLC as the information agent for the Exchange Offer. To obtain copies of the Prospectus and related documents, or for questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at +1 (888) 624-7035 (toll-free for stockholders, banks and brokers) or +1 (218) 209-2908 (all others outside the United States and Canada).

Contact :

Ian Frazer

Investor Relations

Lennar Corporation

(305) 485-4129